Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State or Jurisdiction of Incorporation

First-Citizens Bank & Trust Company*	North Carolina

IronStone Bank*	United States of America

FCB/NC Capital Trust I	Delaware

FCB/NC Capital Trust II	Delaware

FCB/NC Capital Trust III	Delaware

Neuse, Incorporated	North Carolina

*	On January 7, 2011, IronStone Bank was merged into First-Citizens Bank & Trust Company.